1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

March 28, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	UBS Money Series (“Registrant”) File Nos. 333-52965, 811-08767

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Stephen Cohen and Nadeea Zakaria of Dechert LLP in a telephonic discussion on February 10, 2016 with respect to Post-Effective Amendment No. 44 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 30, 2015 (the “Registration Statement”) relating to UBS RMA Government Money Market Fund, UBS Select Government Institutional Fund, UBS Select Government Preferred Fund, UBS Select Government Investor Fund and UBS Select Government Capital Fund (the “Funds”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

General

1.	Comment: Please confirm that any material information that needs to be updated or is missing from the Registration Statement will be provided in a future filing with the SEC.

Response: The Registrant hereby confirms that all material information that needs to be updated or is missing from the Registration Statement will be provided in a future filing.

2.

Comment: Please confirm that Government Master Fund will have the same investment objective and policies as the Funds, as described in the Registration Statement, including the policy to invest 99.5% or more of total assets in cash, government securities, and/or repurchase agreements that are collateralized fully.

Response: The Registrant hereby confirms that Government Master Fund will have the same investment objective and policies as the Funds, as described in the Registration Statement, including the policy to invest 99.5% or more of total assets in cash, government securities, and/or repurchase agreements that are collateralized fully.

UBS Select Government Preferred Fund – General

3.	Comment: Please supplementally explain the significance of the word “Preferred” in the Fund’s name.

Response: The word “Preferred” is designed to distinguish the Fund from the other Funds. In particular, the word “Preferred” relates to the fact that shareholders of the Fund normally are subject to a much higher minimum initial investment requirement (i.e., $50 million) than shareholders of the other Funds; shareholders of the Fund also would be subject to the lowest expenses as compared to the other Funds. This nomenclature has been used consistently for related money market funds that are sister series of UBS Money Series for many years and has assisted in differentiating marketing efforts among various types of potential investors. It can be viewed as related to product branding/identity positioning.

Statement of Additional Information

4.

Comment: Under the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” the Registrant states that each fund will not “Purchase any security if, as a result of that purchase, 25% or more of the fund’s total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the US government, its agencies or instrumentalities or to municipal securities or to certificates of deposit and bankers’ acceptances of domestic branches of US banks.” The staff reminds the Registrant of its position on this topic as expressed in Release No. IC-9785 (May 31, 1977). Accordingly, with respect to municipal securities, please confirm in your response that only tax-exempt municipal securities are excepted from the application of this limitation.

Response: The Registrant confirms that its policy is consistent with Release IC-9785. Under the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” of the SAI, the Registrant states:

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The following interpretations apply to, but are not a part of, this fundamental restriction: (a) US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries; (b) asset-backed securities will be grouped in industries based upon their underlying assets and not treated as constituting a single, separate industry; (c) tax-exempt securities backed only by the assets and revenues of a non-government user will be considered to be subject to this industry concentration limitation; and (d) taxable municipal securities will not be considered municipal securities for purposes of this industry concentration limitation. [emphasis added]

Accordingly, the Registrant confirms that only tax-exempt municipal securities are excepted from the application of the 25% limitation on industry concentration.

*            *             *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•     the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•     the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•     the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Money Series

      Jack W. Murphy – Dechert LLP

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